FORM 6-K

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	Report of Foreign Issuer


	Pursuant to Rule 13a-16 or 15d-16 of
	the Securities Exchange Act of 1934


	For the month of April 2003 (April 10, 2003)

	THE NEWS CORPORATION LIMITED
	(Name of Registrant)



	2 Holt Street, Sydney, New South Wales, 2010, Australia
           (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   X    		Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes        			No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



Annexed hereto as Exhibit A is an announcement by The News
Corporation Limited released to the Australian Stock Exchange
("ASX") on April 10, 2003.












































	SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


					THE NEWS CORPORATION LIMITED



Date:	April 10, 2003			By:	/s/ Arthur M. Siskind
						Arthur M. Siskind
						Director





		EXHIBIT INDEX



Exhibit								Page No. in Sequential
Numbering System


A.	Announcement by The News Corporation
	Limited released to ASX on April 10, 2003.			6


































EXHIBIT A



The News Corporation Limited
ABN 40 007 910 330
REGISTERED OFFICE: 121 King William Street,
Adelaide, South Australia 5000
MAIL: GPO Box 339, Adelaide, South Australia 5001
TEL: +61 8 8206 2000 FAX: +61 8 8206 3630
E-MAIL: newscorp.shares@adv.newsltd.com.au



10 April 2003

Company Announcements Office
Australian Stock Exchange Limited


ACQUISITION OF SHARES IN HUGHES ELECTRONICS: POSSIBLE ISSUE OF
PREFERRED LIMITED VOTING ORDINARY SHARES


In relation to the above transaction and in accordance with Listing Rule 3.10.3 we advise:

	Class of security to be issued: Preferred Limited Voting Ordinary shares

	Number of securities to be issued: 626,000,000

	Principal terms of the securities to be issued: Rank equally with existing Preferred Limited Voting Ordinary shares

	Issue price or consideration: US$5.60 per share

	Purpose of issue: The shares may be issued at the Company's option as part of the consideration for the acquisition of shares in Hughes Electronics

	Whether the entity will seek security holder approval in relation to the proposed issue of securities: No

	Whether the issue will be to a class of Security holders: No


Robert K Moon
Company Secretary